Exhibit 8.1

Significant Subsidiaries of Sands China Ltd.

The following is a list of significant subsidiaries of Sands China Ltd., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2022.

Legal Name	Jurisdiction of Incorporation
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao
Venetian Cotai Limited	Macao
Venetian Macau Limited	Macao
Venetian Orient Limited	Macao
Venetian Venture Development Intermediate Limited	Cayman Islands